Exhibit 99.1

Shareholders letter
April 6, 2026
Dear Global-E Online Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Global-E Online Ltd. (the “Meeting”), to be held on Monday, May 11, 2026 at 4:00 p.m. (Israel time), at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on April 1, 2026, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting all of our shareholders at the Meeting.

Sincerely,
Amir Schlachet
Chairperson of the Board of Directors

Notice of Annual General Meeting of Shareholders
To be Held on Monday, May 11, 2026

Dear Global-E Online Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Global-E Online Ltd. (the “Company”), to be held on Monday, May 11, 2026 at 4:00 p.m. (Israel time), at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)
to re-elect each of Nir Debbi and Anna Jain Bakst as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified;

(2)	to approve the Company’s amended and restated compensation policy for executive officers and directors;

(3)	to approve amendments to the compensation terms of the Company’s co-founders;

(4)	to approve amendments to the equity compensation terms of the Company’s non-employee directors;

(5)	to authorize the Company’s Chief Executive Officer, Amir Schlachet, to serve as the chairperson of the Company’s board of directors;

(6)
to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 1, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record as of such date, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares of the Company by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on April 1, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is April 13, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the “SEC”), under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.global-e.com or at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel, upon prior notice and during regular working hours (telephone number: +972-73-2605078) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on May 10, 2026 to be validly included in the tally of ordinary shares of the Company voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,
Amir Schlachet
Chairperson of the Board of Directors
ii

Proxy Statement
______________
Annual General Meeting of Shareholders
To Be Held on Monday, May 11, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Global-E Online Ltd. (the “Company” or “Global-E”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, May 11, 2026, at 4:00 p.m. (Israel time), at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares on or about April 6, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on April 1, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record as of such date, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares of the Company by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares of the Company so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)
to re-elect each of Nir Debbi and Anna Jain Bakst as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified;

(2)	to approve the Company’s amended and restated compensation policy for executive officers and directors;

(3)	to approve amendments to the compensation terms of the Company’s co-founders;

(4)	to approve amendments to the equity compensation terms of the Company’s non-employee directors;

(5)	to authorize the Company’s Chief Executive Officer, Amir Schlachet, to serve as the chairperson of the Company’s board of directors; and

(6)
to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On April 1, 2026, we had a total of 167,967,391 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of market on April 1, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares of the Company through a bank or broker to instruct its bank or broker how to vote its ordinary shares of the Company, if the shareholder wants its ordinary shares of the Company to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person at the Meeting or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, abstentions from voting and broker non-votes (if any) will not be counted as present or represented and will not be treated as either a vote “FOR” or “AGAINST” a matter.

The approval of Proposals No. 2 and No. 5, and, in the event that Proposal No. 2 is not approved, Proposals No. 3 and No. 4, is subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposals No. 3 and No. 4 (each, only in the event that Proposal No. 2 is not approved), the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

In connection with Proposal No. 2, the Companies Law allows our Board to approve the Amended Compensation Policy (as defined below) even if the shareholders have voted against its approval, provided that the Company’s compensation committee (the “Compensation Committee”), and thereafter the Board, each determines to approve it, based on detailed justifications, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals No. 2 and No. 5 and, in the case Proposal No. 2 is not approved, Proposals No. 3 and No. 4, please notify us at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel, upon prior notice and during regular working hours (telephone number: +972-73-2605078), or at corporate@global-e.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our executive officers, directors and their relatives, none of our shareholders should have a personal interest in Proposal No. 2, Proposal No. 3, Proposal No. 4, or Proposal No. 5, and be deemed an Interested Shareholder with respect thereto.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

• By Internet-If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on your voting instruction form in order to submit your proxy over the Internet;

• By telephone-If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on your voting instruction form in order to submit a proxy by telephone; or

• By mail-If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares of the Company are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC., you can also vote your ordinary shares of the Company by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and revoke your proxy at any time before the effective exercise thereof by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 9 HaPsagot, Petah-Tikva, 4951041, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on May 10, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares of the Company will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares of the Company will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares of the Company held in a brokerage account or by a trustee or other nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or such other nominee. As a beneficial owner, you have the right to direct your broker, trustee or other nominee how to vote.

Because a beneficial owner is not a shareholder of record, you may not attend the Meeting and vote those ordinary shares of the Company directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares of the Company, giving you the right to vote the ordinary shares of the Company at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares of the Company.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 1, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders on or about April 6, 2026. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Company’s ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.global-e.com. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact IR@global-e.com or corporate@global-e.com.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2025 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 26, 2026 (the “Annual Report”), a copy of which is available on our website at https://investors.global-e.com and on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Overview

Global-E is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than 11 directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Each of our current five non-employee directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting of shareholders following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association, and until their respective successors have been duly elected and qualified.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
✓	Base a significant portion of the compensation opportunity on financial and share price performance	✓	Emphasize pay-for-performance with annual bonus payouts being subject to the attainment of objective pre-established performance measures
✓	Set annual incentive targets for our chief executive officer based on objective performance measures	✓	Offer equity and cash compensation which is designed to incentivize our executive officers to deliver both short-term and long-term shareholder value
✓	Maintain a majority independent Board	✓	Cap cash bonus payments and annual equity based compensation
✓	Maintain entirely independent Board committees	✓	Regularly review the executive compensation and peer group data
✓	Devote time to leadership development efforts	✓	Maintain an executive compensation clawback policy, which includes recoupment and forfeiture provisions required under applicable law

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue with our shareholders (and other stakeholders) to understand their priorities and concerns on the topics of executive compensation, corporate governance, and environmental, social and governance issues. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi, and their respective terms expire at our annual meeting of shareholders to be held in 2028;

●	the Class II directors are Nir Debbi and Anna Jain Bakst, and their respective terms expire at the Meeting; and

●	the Class III directors are Shahar Tamari, Gen Tsuchikawa and Tzvia Broida, and their respective terms expire at our annual meeting of shareholders to be held in 2027;

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Nir Debbi and Anna Jain Bakst. Anna Jain Bakst qualifies as an independent director under the Nasdaq corporate governance rules. Mr. Debbi is the President of the Company. Ms. Bakst serves as the chairperson of our compensation committee, as a member of our nominating, governance and sustainability committee, and as a member of our audit committee. Ms. Bakst also qualifies as an independent director under the additional independence requirements of the rules of the SEC and of the corporate governance rules of Nasdaq relating to audit committee and compensation committee membership.

If re-elected at the Meeting, each of Nir Debbi and Anna Jain Bakst will serve until the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Nir Debbi and Anna Jain Bakst has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2025, each of the directors standing for re-election at the Meeting attended all of our Board and Board committee meetings, as applicable.

The nominating and governance committee of our Board recommended that each of Nir Debbi and Anna Jain Bakst be nominated for re-election at the Meeting as a Class II director for a term to expire at the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Nir Debbi and Anna Jain Bakst is set forth below:

Nir Debbi, aged 52, is our Co-Founder and has served as our President since July 1, 2021 and previously served as our Chief Marketing Officer from May 1, 2013 to July 1, 2021. Mr. Debbi has also served as member of our Board since February 20, 2013. Prior to co-founding Global-e, Mr. Debbi served as SVP and Head of Strategy and Business Development at Bank Hapoalim, a banking institution, following a term as Head of Retail Strategy. Mr. Debbi holds an M.B.A and a B.Sc. in Economics, both from Tel-Aviv University.

Anna Jain Bakst, aged 64, has served as a member of our Board since May 14, 2021. From 2018 to 2019, Ms. Bakst served as Brand President and Chief Executive Officer of Kate Spade New York, a fashion retailer. Before that, Ms. Bakst served as Group President at Michael Kors from 2003 to 2017. Prior to Michael Kors, Ms. Bakst served in various positions at Donna Karan International from 1990 to 2001. Ms. Bakst received an M.B.A from Stanford University and a B.S. in Industrial Engineering from Purdue University.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve that each of Nir Debbi and Anna Jain Bakst be re-elected as Class II directors, to serve until the 2029 annual meeting of shareholders and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Nir Debbi and Anna Jain Bakst as Class II directors for a term to expire at the 2029 annual general meeting.

PROPOSAL 2
APPROVAL OF THE AMENDED COMPENSATION POLICY FOR EXECUTIVE OFFICERS
AND DIRECTORS

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly traded outside of Israel, such as Global-e, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the Companies Law. The compensation policy is intended to put in place caps and guidelines on executive officers’ and directors’ compensation and is not a guarantee or commitment of future compensation. The individual terms of compensation of officers and directors are determined on an individual basis in a manner which is generally consistent with the compensation policy. The compensation policy does not grant any rights or benefits to any of the officers or directors.

In May 2021, in connection with our transition to a public company, our Compensation Committee, Board and shareholders adopted the Global-E Online Ltd. Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) in accordance with the Companies Law. As permitted under the Companies Law for newly public companies, such Compensation Policy was adopted for a five-year term and remains in effect until May 2026. Following this five-year period, our Compensation Policy is required to be brought to the re-approval of our shareholders at least once every three years.

Therefore, we are now proposing to adopt an amended and restated version of our Compensation Policy attached hereto as Exhibit A (the “Amended Compensation Policy”), following a review and approval by our Compensation Committee and Board, in accordance with the Companies Law.

In general, similar to our previous Compensation Policy, our Amended Compensation Policy is designed to attract, motivate and retain highly experienced leaders who will contribute to Global-e’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Global-e’s core values as part of a motivated behavior.

The purposes of the Amended Compensation Policy are to closely align the interest of the Company’s executive officers and directors with those of the Company’s shareholders in order to enhance shareholder value, and to tie a significant portion of the executive officers’ and directors’ compensation to the Company’s short-term and long-term goals and performance. The policy is designed to provide executive officers with a structured and competitive compensation package, including base salary, performance-based cash and equity incentive programs and benefits, while also offering opportunities for professional advancement within a growing organization. In addition, the policy seeks to promote long-term retention and motivation, to provide appropriate awards that encourage superior individual performance and strong corporate results, and to maintain consistency in the manner in which executive officers are compensated.

Our Amended Compensation Policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, performance, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the ratios between fixed and variable compensation, as well as the inter-company compensation ratios of our executive officers and directors and other employees. Pursuant to our Amended Compensation Policy, the executive officers’ compensation instruments may include: base salary, benefits, annual bonuses and other cash bonuses (such as a signing bonus, relocation / repatriation bonus, and special bonuses with respect to any special achievements, such as in connection with mergers and acquisitions, offerings, achieving target budgets or business plans under exceptional circumstances, special recognition in case of retirement, or as a retention award), equity-based compensation, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. Our Amended Compensation Policy also provides for compensation, in cash and equity, to the members of our Board.

The proposed changes to the previous Compensation Policy which are included in the Amended Compensation Policy, which is attached to this Proxy Statement as Exhibit A, are very limited in scope and do not materially alter the substance and philosophy of our previous Compensation Policy. The following are the main economic changes proposed to be implemented in the Amended Compensation Policy: (i) shortening the policy’s term from five years to three years in accordance with the Companies Law; (ii) adjusting the ratio of the annual equity-based award to the annual base salary for executive officers and to the Company’s fair market value and (iii) providing for the satisfaction of tax withholding obligations related to equity based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time. The above summary of the Amended Compensation Policy is qualified by reference to the full text of the Amended Compensation Policy, which is attached to this Proxy Statement as Exhibit A.

Our Compensation Committee and Board also reviewed and confirmed that all compensation ranges in the Amended Compensation Policy remain aligned with current market benchmarks. Our Compensation Committee and Board believe that the Amended Compensation Policy provides an appropriate framework to promote our objectives, business plan and long-term strategy, to create appropriate incentives for our executive officers and directors while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, the Amended Compensation Policy is intended to incentivize individual excellence and to align the interest of our executive officers and directors with our long-term performance, and as a result, with those of our shareholders.

Executive Compensation

In this section we provide an overview of the elements of our compensation awarded to such executive officers, material compensation decisions and the material factors considered in making those decisions.

Compensation Philosophy

Our Compensation Committee believes that a well-designed executive compensation program is one which promotes retention and motivation of directors and executive officers, incentivizes superior individual excellence, aligns the interests of directors and executive officers with long-term performance,

We are committed to having strong governance standards with respect to our compensation programs, procedures and practices.

Our key compensation practices include the following:

What we do

(i)	Equity compensation grants to promote executive retention and reward long-term value creation;
(ii)	Fully independent directors on Compensation Committee, composed of at least three members; and
(iii)	Engage an independent compensation consultant to advise our Compensation Committee.
(iv)	Carefully managing our equity dilution level (currently below 9.3%).
(v)	Continuously enhancing our compensation practices to include a significant performance-based component in our executives’ compensation.

What we do not do

(i)	Do not grant uncapped cash incentives or guaranteed equity compensation;
(ii)	Do not provide compensation-related tax gross ups;
(iii)	Do not provide significant perquisites; and
(iv)	Do not permit hedging or pledging of Company securities.

Executive Compensation Objectives

A key objective in setting officer pay opportunities is to attract and retain the best talent to lead our Company and to incentivize our leaders to achieve outstanding performance results and create shareholder value. To support this objective, we set target compensation in a range around median by reference to the competitive benchmarking review and design our compensation arrangements so that actual pay outcomes will vary above or below target based on the individual and corporate performance achieved. Competitive benchmarking review and other factors are discussed below under “Factors in Establishing Executive Officer Pay Opportunities”. Our objective is to craft a balanced blend of fixed, annual variable incentive, and long-term incentive compensation. This aims to not only attract and retain our executive officers but also to motivate them to consistently deliver their best performance, thereby maximizing both short-term outcomes and long-term shareholder value.

We strive to set our overall total compensation at a competitive level. Executives may be compensated above or below the targeted market position based on factors such as experience, performance, scope of position and the competitive demand for proven executive talent, as described further below under “Factors in Establishing Executive Officer Pay Opportunities”.

Factors in Establishing Executive Officer Pay Opportunities

Role of the Compensation Committee

The Compensation Committee is responsible for establishing and overseeing our executive compensation programs and annually reviews and determines the compensation to be provided to our executive officers. In setting executive compensation, the Compensation Committee considers a number of factors, including Company’s financial position and the recommendations to our chief executive officer (other than with respect to his own compensation) and our current and past total compensation, competitive market data and analysis provided by the Compensation Committee’s independent compensation consultant.

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee conducts, on an annual basis, a thorough review regarding the performance of each of our executives and also considers our chief executive officer’s assessment of the performance of each executive (other than himself). The performance review is used by the Compensation Committee and the Board to determine the extent to which an executive has earned their performance-based, variable cash compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package. Each year, the Board approves the Company’s operating plan for that year and its strategic goals for the upcoming years, based on which the quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan.

Compensation Consultant and Peer Group

In order to design a competitive executive compensation program that will continue to attract top executive talent and reflect our compensation philosophy, we have retained Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”) as an independent compensation consultant to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives and provide guidance in administering our executive compensation program. While we acknowledge the uniqueness of each employer’s circumstances in setting executive compensation, we find value in referencing specific and aggregated compensation data from selected companies or groups. This information serves as a useful tool in our decision-making process across all aspects of our compensation framework.

The Compensation Committee approved a peer group of 24 companies proposed by Aon (the “Peer Group”). The Peer Group was chosen using various parameters, among other things industry, employee base size and global profile, market capitalization, revenue profile and growth rate and included a mix of both Israeli and U.S. companies, to ensure comparability on the one hand, and a certain degree of diversity, on the other hand, bearing in mind that some of the companies in the Peer Group meet some but not all of the criteria. Examples of companies included in the Peer Group are Asana, Box, Bill, JFrog, Klaviyo, Lemonade, and Monday.com, among others. We believe this Peer Group is appropriate for compensation benchmarking purposes

Aon provided an analysis of data derived from members of our Peer Group, as well as Aon’s Global Compensation Survey. The Compensation Committee used Aon’s analysis to help structure a competitive executive compensation program, position executive compensation by considering market data, and make individual compensation decisions based on comparable positions at companies with which we compete for talent. While the Compensation Committee does not establish compensation levels solely based on a review of competitive data or benchmark to any particular level, it believes such data is a useful tool in its deliberations as our compensation policies and practices must be competitive in the marketplace for us to be able to attract, motivate and retain qualified executive officers.

Elements of Compensation

The primary elements of our executive officers’ compensation and the main objectives of each are:

Base Salary: Base salary attracts and retains talented executives, recognizes individual roles and responsibilities, and provides stable income. The base salary payable to each executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries provide our executive officers with a reasonable degree of financial certainty and stability. Each executive officer’s initial base salary was set forth in their employment agreement. The base salaries for our executive officers were updated to be more competitive and attractive in relation to the market standards and the base salary for our co-founders is proposed to be updated in Proposal No. 3. Based on the study conducted by our compensation consultant, after giving effect to such increases, the average of our executive officers’ base salaries remains below the 25th percentile of the Peer Group.

Cash Incentive Bonus: Performance-based annual cash bonuses are primarily intended to reward superior performance of financial and, to a lesser extent, qualitative and non-financial goals by our executive officers and support fixed compensation in attracting and retaining our executive officers. The performance goals that underlie the bonus entitlement are determined by our Compensation Committee and our Board and are designed to ensure that bonuses are paid to reward for achievements with respect to the Company’s business objectives and targets.

Long Term Incentive Compensation: Equity compensation, provided in the form of time vesting restricted share units (“RSUs”) aligns executives’ interests with our shareholders’ interests, emphasizes long-term financial and operational performance, and helps retain executive talent. Equity-based compensation creates an ownership culture among our executive officers that provides an incentive to contribute to the continued growth and development of our business and aligns the interests of our executives with those of our shareholders. The vesting of RSUs is subject to continued service by the executive officer, which vesting condition further strengthens the executive officer’s long- term commitment.

In the fiscal year 2025, approximately 75% of our executive officers’ direct compensation was made in equity-based compensation in the form of RSUs.

Our Compensation Committee and Board have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation in proportion to our overall revenue.

Consistent with this approach, our Compensation Committee and Board reviewed the Company’s share reserve under the Company’s 2021 Share Incentive Plan (the “2021 Plan”), in light of our overall compensation framework and shareholder dilution considerations. In this regard, effective as of April 1, 2026, the Compensation Committee and Board approved a reduction of 6,000,000 ordinary shares in the number of ordinary shares reserved for issuance under the 2021 Plan, reducing the available share reserve from 15,631,344 ordinary shares to 9,631,344 ordinary shares and bringing our overall level of dilution, on a fully diluted basis, to approximately 9.2%..

As of April 1, 2026, a total of 5,667,043 options to purchase ordinary shares, with a weighted average exercise price of $2.78 per share and 1,740,149 restricted share units were outstanding under the 2021 Plan. As of April 1, 2026, 9,631,344 ordinary shares were available for future grant under the 2021 Plan.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to adopt the Company’s Amended Compensation Policy for Executive Officers and Directors, in the form attached as Exhibit A to the Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the adoption of the Company’s Amended Compensation Policy for Executive Officers and Directors.

PROPOSAL 3
APPROVAL OF THE AMENDED COMPENSATION TERMS OF OUR CO-FOUNDERS

Background

Under the Companies Law, an Israeli public company that seeks to approve the terms of compensation of an executive officer, including its chief executive officer, who also serves as a director, is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

The compensation terms of our Co-Founders, Mr. Amir Schlachet, who serves as our Chief Executive Officer and director, Mr. Shahar Tamari, who serves as our Chief Operating Officer and director, and Mr. Nir Debbi, who serves as our President and director (the “Co-Founders”), have last been approved prior to our initial public offering in May 2021. In light of the increased complexity of our operating environment, intensifying competition for executive talent, and significant expansion of the Company’s scale and operations since the IPO, the Compensation Committee and the Board have determined that an update to our Co-Founders’ compensation is warranted. The proposed amendments are designed to better align our Co-Founders’ compensation with shareholder interests, reinforce long-term value creation, and reflect competitive practices among our Peer Group.

Accordingly, at the Meeting, shareholders will be asked to approve an amendment to the compensation terms of our Co-Founders, who also serve as our Chief Executive Officer, Chief Operating Officer, and President, and who each serve on the Board.

The proposed amendments were approved by our Compensation Committee and the Board after considering our compensation philosophy, which is designed to attract, motivate and retain experienced and talented leaders who will contribute to the Company’s long-term success and enhance shareholder value. The proposed amendment is consistent with our emphasis on fostering an achievement-oriented, merit-based culture that rewards long-term excellence, aligns a significant portion of compensation with both individual and Company performance, and reflects Global-e’s operating principles. In approving the amendments, the Compensation Committee and the Board also reviewed market data from our Peer Group to assess continued alignment with competitive market practices.

Co-Founders Compensation Review and Methodology

The Compensation Committee directly engaged the services of Aon, an independent executive compensation consulting firm, to assess Mr. Schlachet, Mr. Tamari, and Mr. Debbi’s current compensation and advise on its competitiveness relative to market practices and our Peer Group. Based on its independent analysis, Aon concluded that our Co-Founders current total compensation package is positioned significantly below the 25th percentile when compared to the compensation levels of equivalent roles at Peer Group Companies.

Our Compensation Committee and Board believe the proposed amendment, which positions our Co-Founders’ annual compensation opportunity at approximately 10% below the 50th percentile of our Peer Group, with the cash component of their compensation being approximately 28% below the 25th percentile, enhances alignment with shareholder interests, and improves the Company’s ability to retain key leadership, while maintaining cost-conscious compensation governance.

Proposed Compensation

It is proposed that the existing compensation terms of our Co-Founders will be amended as detailed below:

Base Salary

Subject to shareholder approval of this Proposal, effective as of April 1, 2026, each of our Co-Founders will be entitled to a monthly base salary of NIS 99,000, an equivalent of approximately $30,942 based on the exchange rate as of April 1, 2026 (increasing from NIS 90,000). The Board will evaluate the base salary every year and shall have authority to increase such base salary on an annual basis by up to 10% of the then effective base salary, for the following three years. In the event that in any anniversary the increase referred to above is at a lower rate than the maximum permitted above, subsequent increase in the following year may be at a higher rate up to the aggregate that would have been had the base salary increased at the maximum rate permitted.

The Compensation Committee and Board will annually assess our Co-Founders’ performance and expected contributions to the Company’s short and long-term success. The Compensation Committee and the Board will then determine each of the Co-Founders’ annual base salary, within the parameters pre-approved by shareholders. Our Co-Founders’ proposed monthly base salary of NIS 99,000 each remains below the 50th percentile when compared to the annual base salaries of equivalent roles at Peer Group companies.

Our Co-Founders will continue to be entitled to social and other benefits that are generally available to employees in their region and to our executive management consistent with our policies and our Amended Compensation Policy, if approved.

Equity-based Compensation

Subject to shareholder approval of this Proposal, effective as of April 1, 2026, each of our Co-Founders will be entitled to receive an annual equity award, valued at $9,000,000 each, an increase from the annual equity award currently received, valued at $3,000,000 each. The purpose of the annual equity award is to enhance alignment between the Co-Founders’ interest and the long-term interests of the Company and its shareholders, and to strengthen the retention and motivation of the Co-Founders in the long-term, consistent with the Company’s compensation objectives described above. The annual equity award will be granted in the form of RSUs under the 2021 Plan, and the date of grant for purposes of Section 102 of the Israeli Income Tax Ordinance will be the date of approval by the Board (the “Grant Date”). The RSUs will vest over three years as follows: (i) one third after a one year cliff; and (ii) equal quarterly installments over the course of the remaining two years. The RSUs will be granted pursuant to Section 102 of the Israeli Income Tax Ordinance, subject to compliance with applicable law and the 2021 Plan.

Annual Target Cash Bonus

The annual target cash bonus for each of our Co-Founders will be up to 100% of their annual base salary for the fiscal year to which such bonus relates to, payable based on the achievement of pre-established performance targets for each fiscal year, as determined by the Compensation Committee and the Board.

The components of the proposed compensation package set forth above conform with the Company’s Amended Compensation Policy.

Conclusion

Our Compensation Committee and Board have determined that the proposed amendments to our Co-Founders’ compensation terms are in the best interest of the Company and its shareholders. The revised compensation structure is designed to incentivize the continued leadership and performance of the Company’s Co-Founders, while aligning with the Company’s strategic objectives, business plan, and long-term growth trajectory, and reinforcing shareholder value creation through disciplined, performance-oriented compensation governance

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendments to the compensation terms of the Company’s Co-Founders, as set forth in the Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the amendments to the compensation terms of the Company’s Co-Founders.

PROPOSAL 4
APPROVAL OF AMENDMENTS TO THE EQUITY COMPENSATION TERMS OF THE
COMPANY’S NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law and our Compensation Policy and Amended Compensation Policy, the compensation of our directors must be approved by our shareholders. Our Board, following the recommendation of our Compensation Committee, has determined that it is in the best interests of the Company and its shareholders to the equity compensation elements for our non-employee directors to ensure we can continue to attract and retain qualified individuals to serve on our Board.

The compensation structure for our current non-employee directors was established in 2021 prior to our IPO and has remained unchanged since then. The Compensation Committee has engaged Aon, as an independent compensation consultant to offer advisory services for non-employee directors’ compensation and provide guidance in administering our program.

Based on a review of market practices and the director compensation of our Peer Group, the Compensation Committee and Board have concluded that the proposed adjustments are appropriate and will align our non-employee directors’ equity-based compensation with the 50th percentile of our Peer Group.

The below proposed amendments to our non-employee directors’ equity compensation remain within the framework of our Amended Compensation Policy. The cash compensation terms for the Company’s non-employee directors will remain unchanged.

Current Equity Compensation:

Currently, each of our non-employee directors are entitled to receive an annual grant of RSUs with a fair market value of $150,000 and vest fully on the first anniversary of the grant date, subject to the director’s continued service on the vesting date. In addition, upon appointment to the Board, a non-employee director is entitled to receive an initial equity grant of RSUs with a fair market value of $250,000, which vests on an annual basis over the course of 3 years, subject to the director’s continued service on each such vesting date. All such equity grants are made under and in accordance with the 2021 Plan.

Proposed Amendments to the Equity Compensation:

It is proposed that commencing April 1, 2026, the equity compensation shall consist of (i) an annual equity grant of RSUs with a fair market value of $200,000 and that such RSUs will be granted annually at a time determined by the Compensation Committee and the Board and will vest fully on the first anniversary of the grant date and (ii) an initial equity grant of RSUs with a fair market value of $333,333 and that such RSUs will be granted upon a non-employee director’s initial appointment to the Board and will vest on an annual basis over the course of 3 years, subject to the director’s continued service on each such vesting date. All such equity grants will be made under the 2021 Plan or any successor plan.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendments to the equity compensation terms of the Company’s non-employee directors, as set forth in the Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the amendments to the equity compensation terms of the Company’s non-employee directors.

PROPOSAL 5
AUTHORIZATION OF MR. AMIR SCHLACHET, OUR CHIEF EXECUTIVE OFFICER, TO
SERVE AS CHAIRPERSON OF OUR BOARD

Background

The Companies Law provides that the chief executive officer of a public company may only serve as the chairperson of the board of directors of the same company if such appointment is approved and ratified by its shareholders. This approval may be effective for a period of five years following an initial public offering, and subsequently for additional periods of up to three years.

At the Meeting, shareholders will be asked to approve the re-appointment of Mr. Amir Schlachet as chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company, for a three-year period.

Proven Track Record

As our Co-Founder, Chief Executive Officer and Chairperson of our Board, Mr. Schlachet’s leadership, deep understanding of the Company’s business and operations and domain expertise have been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the Nominating and Governance Committee and the Board believe that the current structure, which combines the roles of chairperson of the Board and Chief Executive Officer, leverages Mr. Schlachet’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In

Our Nominating and Governance Committee and Board believe that the proposed structure aligns with shareholder interests and long-term Company value creation. In making this determination, our Nominating and Governance Committee and Board considered, among other things, the following factors:

•	Mr. Schlachet’s deep understanding of the Company’s business and operations as our Co-Founder and long-standing Chief Executive Officer;

•	Mr. Schlachet’s extensive background and experience in e-commerce;

•	Mr. Schlachet’s success in maintaining an effective management team, creating new and successful leadership and maintaining a stable corporate culture;

•	The ongoing, long-term, active and committed contributions of Mr. Schlachet to our sustained growth and long-term success; and

•	Mr. Schlachet’s expected contributions to our future growth.

Strong Board Oversight

The Nominating and Governance Committee and the Board believe that the combination of the chairperson of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight.

The Board believes that its leadership structure promotes effective and timely communication between the Board and management team, and increased effectiveness and agility in the execution of the Company’s growth strategy. It is important to reiterate that both the Board and its committees have direct access to various Company executives, the broader management team and key functions. We believe that this level of access strengthens oversight at the Board level and helps ensure strong corporate governance, thus protecting shareholder interests, in line with the Company’s strategic plan to create long-term value for shareholders.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve that Mr. Amir Schlachet, be re-appointed as chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company, for a three-year period.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-appointment of Mr. Schlachet as chairperson of the Board, in addition to his role as the Chief Executive Officer of the Company.

PROPOSAL 6
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

The audit committee of the Board and the Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2026, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2024	2025
	(in thousands)
Audit fees(1)	$850	$850
Audit-related fees(2)	$-	$-
Tax fees(3)	$51	$124
All Other Fees(4)	15	$-
Total	$916	$974

(1)
“Audit fees” for the years ended December 31, 2024 and 2025 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	There were no audit related fees for the years ended December 31, 2024 and 2025.

(3)	“Tax fees” for the year ended December 31, 2024 and 2025 were related to ongoing tax advisory, tax compliance and tax planning services.

(4)	“All other fees” in the years ended December 31, 2024 and 2025 related to services in connection with non-audit compliance and review work.

The audit committee of the Board has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. The audit committee of the Board pre-approved the audit services and the required non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2026.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, which was filed with the SEC on March 26, 2026, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.global-e.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be properly presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
Amir Schlachet
Chairperson of the Board of Directors

Dated: April 6, 2026

Annex A

COMPENSATION POLICY

GLOBAL-E ONLINE LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on ______, 2026)

A. Overview and Objectives

1.  Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Global-E Online Ltd. (“Global-e” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Global-e’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Global-e’s value and otherwise assist Global-e to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Global-e’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, non-employee members of the Global-e’s Board (and such committees formed by the Board).

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Global-e’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Global-e (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In determining the terms of the compensation pursuant to this Policy, the Compensation Committee will take into consideration information prepared and presented by the Company’s management, Company’s management’s recommendations, as well as information that may be provided by third party advisors who may be engaged by the Compensation Committee from time to time.

2.  Objectives

Global-e’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Global-e’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Global-e’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.  to closely align the interests of the Executive Officers with those of Global-e’s shareholders in order to enhance shareholder value;

2.2.   to align a significant portion of the Executive Officers’ compensation with Global-e’s short and long-term goals and performance;

2.3.  to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.  to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.  to provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6. to maintain consistency in the way Executive Officers are compensated.

3.  Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.  base salary;

3.2.  benefits;

3.3.  cash bonuses;

3.4. equity based compensation;

3.5. change of control terms; and

3.6.  retirement and termination terms.

4.  Overall Compensation—Ratio Between Fixed and Variable Compensation

4.1.  This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Global-e’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.  The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.  Inter-Company Compensation Ratio

5.1.  In the process of drafting and updating this Policy, Global-e’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Global-e’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.  The possible ramifications of the Ratio on the daily working environment in Global-e were examined and will continue to be examined by Global-e from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Global-e.

B. Base Salary and Benefits

6.   Base Salary

6.1.  A base salary provides stable compensation to Executive Officers and allows Global-e to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.  Since a competitive base salary is essential to Global-e’s ability to attract and retain highly skilled professionals, Global-e will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Global-e’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel and globally), the list of which shall be reviewed and approved by the Compensation Committee. To that end, Global-e shall utilize as a reference, comparative market data and practices, which will include a compensation survey that analyses and compares the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in positions with similar scope and responsibilities (to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.  The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for approving salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. When approving salary adjustments for the Executive Officers, the Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7. Benefits

7.1.  The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1. paid time off / vacation days in accordance with market practice (as relevant in the domicile of the applicable Executive Officer);

7.1.2. sick days in accordance with domicile market practice;

7.1.3. convalescence pay according to applicable law;

7.1.4. monthly remuneration for a study fund, per domicile market practice, and as allowed by applicable law and with reference to Global-e’s practice and the practice in peer group companies;

7.1.5. Global-e shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Global-e’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6. Global-e shall contribute on behalf of the Executive Officer towards work disability insurance, per domicile market practice, and as allowed by applicable law and with reference to Global-e’s policies and procedures and to the practice in peer group companies.

7.2.  Executive Officers will receive domicile-applicable, based on, and subject to, the principles of this Policy, as customary and as applicable in the relevant jurisdiction in which they are employed, and will not be entitled to any duplicates or such benefits that are not applicable in such domicile or any compensation ‘in-lieu’ of benefits provided in other domiciles. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments.

7.3.   In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive customary benefits applicable in the relevant jurisdiction in which he or she is employed following the relocation, in lieu of the benefits otherwise applicable the relocating Executive Officer in the origin country, but may be entitled to additional payments to reflect adjustments in cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.  Global-e may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Global-e’s policies and procedures, and shall be set on a domicile-basis.

C. Cash Bonuses

8.  Annual Cash Bonuses—The Objective

8.1.  Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Global-e’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.  An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets as may be approved by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such Executive Officer’s engagement, in case of newly hired Executive Officers, taking into account Global-e’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee (and, if required by law, the Board) may approve applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the principle formula for calculating any annual cash bonus payout, with respect to each fiscal year. In special circumstances as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Global-e’s business environment, a significant organizational change, a significant merger and acquisition event etc.), the Compensation Committee and the Board may approve a modification of the objectives and/or their relative weights during the fiscal year, or of the payouts following the conclusion of the year.

8.3.  In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated), taking into consideration any contractual commitments or obligations.

8.4.  The actual annual bonus paid to the Executive Officers shall be approved by the Compensation Committee and the Board.

9.  Annual Cash Bonuses—The Formula

9.1.  The performance objectives for the annual cash bonus of Global-e’s Executive Officers, other than the CEO, may be determined and approved by the CEO (in lieu of the Compensation Committee) and may be based on company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based, among other things, on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestone objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Global-e’s Executive Officers on a discretionary basis.

9.2.  The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 125% of such Executive Officer’s annual base salary.

9.3.   The annual cash bonus of Global-e’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Global-e’s Compensation Committee (and, if required by law, by Global-e’s Board) and will be based on company and/or personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.4.   The less significant part of the annual cash bonus granted to Global-e’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.5.   The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 125% of his or her annual base salary.

10.  Other Bonuses

10.1.  Special Bonus. Global-e may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3. below.

10.2. Signing Bonus. Global-e may grant a newly recruited Executive Officer a signing bonus, at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3. Relocation/ Repatriation Bonus. Global-e may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.  Compensation Recovery (“Clawback”)

11.1. In the event of an accounting restatement, Global-e shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.  Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.  The Objective

12.1. The equity-based compensation for Global-e’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Global-e and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.  The equity-based compensation offered by Global-e is intended to be in a form of share options and/or other equity-based awards, such as RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.  All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Global-e’s policies as may be adopted from time to time, the main terms of which shall be disclosed as required by law or other applicable accounting requirements.

12.4.  All other terms of the equity awards shall be in accordance with Global-e’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.  General Guidelines for the Grant of Awards

13.1.  The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.  Notwithstanding the aforementioned in Section 13.1, the total fair market value of an annual equity-based compensation at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed with respect to each Executive Officer (including the CEO)—the higher of (y) 1,000% of his or her annual base salary or (z) 0.70% of the Company’s fair market value.

13.3.  The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Global-e’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

13.4  The Company may satisfy tax withholding obligations related to equity based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E. Retirement and Termination of Service Arrangements

14.  Advanced Notice Period

Global-e may provide any Executive Officer (including the CEO) according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement a prior notice of termination of up to twelve (12) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.  Adjustment Period

Global-e may provide an additional adjustment period of up to six (6) months to any Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.  Additional Retirement and Termination Benefits

Global-e may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.  Non-Compete Grant

Upon termination of employment and subject to applicable law, Global-e may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Global-e for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.  Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.  Exculpation

Global-e may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Global-e, to the fullest extent permitted by applicable law.

20.  Insurance and Indemnification

20.1.  Global-e may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Global-e, all subject to applicable law and the Company’s articles of association.

20.2.  Global-e will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1. The limit of liability of the insurer shall not exceed the greater of $500 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.2. The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Global-e’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.  Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Global-e shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1. The limit of liability of the insurer shall not exceed the greater of $500 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2. The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4. Global-e may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1. The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.  The following benefits may be granted to any Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1. Vesting acceleration of outstanding equity-based awards;

21.2. Extended exercising period of equity-based compensation for a period of up to two (2) years, following the date of employment termination; and

21.3. Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4. A cash bonus not to exceed 250% of the Executive Officer’s annual base salary.

H. Board of Directors Compensation

22.  All Global-e’s non-employee Board members may be entitled to an annual cash fee retainer of up to $35,000 (and up to $60,000 for the chairperson of Global-e’s Board), and in addition an annual committee membership fee retainer of up to $20,000, or an annual committee chairperson cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.  The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.  Each non-employee member of Global-e’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $350,000 or (x) 0.05% of the Company’s fair market value. Such equity-based awards shall vest in accordance with a vesting schedule that may vary from a period of 6 months to 4 years.

25.  All other terms of the equity awards shall be in accordance with Global-e’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

26.  In addition, members of Global-e’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

27.  It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I.          Miscellaneous

28.  Nothing in this Policy shall be deemed to grant to any of Global-e’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Global-e to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Global-e and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

29.  An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

30.  In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Global-e may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Global-e and none of the provisions thereof are intended to provide any rights or remedies to any person other than Global-e.